Exhibit 99.1

Cash Store Financial achieves record trailing 12 month revenue of $180.2 million and record net income of $20.8 million

EDMONTON, Nov. 24 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX: CSF; NYSE: CSFS) today announced results for the three and fifteen months ended September 30, 2010. The following financial results are expressed in Canadian dollars.

Highlights for the three months ended September 30, 2010 (table of results at end of release)

•	Record quarterly revenue of $49.8 million, up 19.7% from $41.6 million for the same period last year.

•	Record other revenue of $13.3 million, up 75.0% from $7.6 million in the same period last year.

•	Branch operating income of $16.9 million, up 7.6%, from $15.7 million in the same period last year.

•	Diluted earnings per share up 27.3% to $0.42 per share from $0.33 per share in the same period last year.

•	Net income, up 37.5% to $7.7 million from $5.6 million in the same period last year.

•	EBITA was up 3.7% to $11.1 million, compared to $10.7 million for the same period last year.

•	Same branch revenues for the locations opened since the beginning of the first quarter of fiscal 2010 increased 4.1% to $101,000 from $97,000 for the same quarter last year.

•	Branch count was 544 up 120 net new branches from 424 at June 30, 2009. 19 new branches were added in the quarter.

Highlights for the trailing twelve months ended September 30, 2010

•	Record revenue of $180.2 million from $150.5 million for the same period last year.

•	Record other revenue of $42.6 million from $27.9 million for the same period last year.

•	Branch operating income was a record $62.5 million from $54.6 million for the same period last year.

•
Earnings per share (diluted) before class action settlement costs and related taxes were $1.31 per share from $1.07 for the same period last year. Including these charges, earnings per share (diluted) was $1.18 compared to $0.81 for the same period last year.

•
Income before class action settlement costs and related taxes was $24.6 million from $19.4 million for the same period last year. Including these charges, net income was $20.8 million compared to $14.6 million for the same period last year.

•
EBITA adjusted for class action settlement costs and related taxes was $40.3 million from $35.5 million for the same period last year. Including these charges, EBITA was $37.4 million in the period compared to $28.6 million for the same period last year.

•	Same branch revenues for the 382 locations open since the beginning of October 2008 increased 4.4% to $401,000.

Highlights for the fifteen months ended September 30, 2010

In 2010, the company changed its fiscal year end from June 30 to September 30.  The information below is presented and computed as of and for fifteen months ended September 30, 2010, and for twelve months ended June 30, 2009.

•	Record revenue of $221.8 million, up 47.4% from $150.5 million for the year ended June 30, 2009.

•	Record other revenue of $50.2 million, up 79.9% from $27.9 million for the year ended June 30, 2009.

•	Branch operating income was a record $78.2 million, up 43.2% from $54.6 million for the year ended June 30, 2009.

•
Earnings per share (diluted) before class action settlement costs and related taxes were up 52.3% to $1.63 per share from $1.07 for the twelve months last year. Including these charges, earnings per share (diluted) was $1.51 compared to $0.81 for the year ended June 30, 2009.

•
Income before class action settlement costs and related taxes was $28.5 million, up 46.9% from $19.4 million for the year ended June 30, 2009. Including these charges, net income was $26.5 million compared to $14.6 million for the year ended June 30, 2009.

•
EBITA adjusted for class action settlement costs and related taxes were up 43.7% to $51.0 million from $35.5 million for the year ended June 30, 2009. Including these charges, EBITA was $48.1 million in the period compared to $28.6 million for the year ended June 30, 2009.

Mr. Gordon Reykdal, Chairman and CEO commented: "The fifth quarter was a period of continued strong growth with records achieved in earnings, revenue, other revenue and branch operating income.  We continue to experience revenue growth across our branch network. Diluted earnings per share for the three month period ended September 30, 2010 were up 27.3% to $0.42 from $0.33 in the comparable period last year.  Revenue was up 19.7% to $49.8 million relative to the same period last year.  Branch operating income increased 7.6% to $16.9 million. Despite these positive gains, results were negatively affected due to decreased margins resulting from recently introduced provincial regulations.  Cash Store Financial continues to adjust to the operational impacts of rate compression and other new regulations that have been implemented in British Columbia, Alberta, Ontario and Nova Scotia, where approximately 81% of our branch network is situated. Year-to-date revenue increased 47.4% to $221.8 million for the fifteen month period ended September 30, 2010, from $150.5 million for the year ended June 30, 2009. We are very pleased with these results and anticipate continued strong growth in future periods."

Mr. Reykdal further commented: "Through the fiscal period, we have focused significantly on the growth of our ancillary revenue streams, a key component of which includes bank accounts supplied by a third party federally regulated schedule 1 bank.  Overall, for the fifteen month period ended September 30, 2010, revenue from all other services including bank accounts was up 79.9% to $50.2 million. This constitutes an increase to 22.6% of overall revenue from 18.6% of revenue for the year ended June 30, 2009.  Our long-term objective is to secure a stable base of account holders who utilize bank accounts obtained through Cash Store Financial as a primary deposit account.  This constitutes a significant enhancement to our business model which is currently focused on shorter term relationships, with higher customer capture costs.  Initial results indicate that a material proportion of our customers are interested in a longer-term relationship centered on bank accounts.  We are optimistic about the future potential of this product stream."

Mr. Reykdal added: "Over the quarter ended September 30, 2010, 19 new branches were added to our network. In total, 120 branches were added over the fifteen month period ended September 30, 2010, inclusive of acquisitions and consolidations. Cash Store Financial now has 544 branches in operation, including two in the United Kingdom.  We are pleased with the early results from our two branches in the United Kingdom and anticipate an expansion of eight to ten branches through fiscal 2011. Canadian expansion is anticipated to continue at a pace of 18 to 20 branches per quarter through fiscal 2011.

Mr. Reykdal concluded:"In support of our expanding operation, I am pleased to announce the following appointments to our senior management team.

Halldór Kristjánsson has been appointed Vice President of Banking and Credit Services. Halldor joined Cash Store Financial in August 2009 as a Senior Financial Consultant. He is a former CEO of a European bank and a former Secretary General to the Icelandic Ministry of Industry and Commerce. He holds a law degree from the University of Iceland as well as an LLM in International Law from New York University.

Tammy Oberik recently joined Cash Store Financial as Vice President of Human Resources.  Tammy has over 20 years public and private sector experience in strategic human resource planning and in leading organizations.  She holds a Bachelor of Science Degree from the University of Alberta and has served on the University of Alberta's Alumni Council.

Carlo Galloro has been appointed Vice President of Credit and Collections.   He has held senior positions in the retail, healthcare and utilities sectors. Most recently, working for Accenture, he directed all strategic and operational collections efforts on a portfolio of $3.5 billion for a major Canadian Utility company.

About Cash Store Financial

Cash Store Financial is the only broker of short‐term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 550 branches across Canada under the banners: The Cash Store and Instaloans. Cash Store Financial also operates three branches in the United Kingdom under the banner: The Cash Store.

The Cash Store and Instaloans primarily act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

Summary Financial Information

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended	Three Months Ended	Fifteen Months Ended	Twelve Months Ended	Twelve Months Ended	Twelve Months Ended
Consolidated results	September 30	September 30	September 30	June 30	September 30	September 30
2010	2009	2010	2009	2010	2009
No. of branches	Canada	542	451	542	424	542	451
United Kingdom	2	-	2	-	2	-
544	451	544	424	544	451
Revenue
Brokerage	$ 36,453	$ 34,042	$ 171,612	$ 122,572	$ 137,571	$ 126,216
Other income	13,306	7,596	50,165	27,933	42,593	28,510
49,759	41,638	221,777	150,505	180,164	154,726
Branch expenses
Salaries and benefits	13,698	10,972	62,265	40,634	51,293	42,090
Retention payments	6,934	5,100	28,167	17,988	23,067	18,837
Selling, general and administrative	4,739	4,412	21,875	17,326	17,462	17,509
Rent	4,259	3,082	17,907	11,300	14,825	11,696
Advertising and promotion	1,223	1,059	5,536	3,971	4,477	4,034
Provision for loan losses	454	32	788	49	756	81
Amortization of capital assets	1,566	1,256	7,006	4,679	5,751	4,826
32,873	25,913	143,544	95,947	117,631	99,073
Branch operating income	16,886	15,725	78,233	54,558	62,533	55,653

Regional expenses	2,582	2,325	14,336	8,169	12,339	8,854
Corporate expenses	5,048	4,141	21,166	16,627	17,025	17,363
Other amortization	13	571	2,055	1,333	1,484	1,691
Income before income taxes and class action settlements	9,243	8,688	40,676	28,429	31,685	27,745
Class action settlements	-	-	2,915	6,910	2,915	6,910
EBITA *	11,132	10,725	48,100	28,583	37,375	28,379
Net income and comprehensive income	$ 7,682	$ 5,640	$ 26,464	$ 14,647	$ 20,824	$ 14,231
Weighted average number of shares outstanding
- basic	17,071	16,817	16,913	17,958	16,938	17,354
- diluted	17,533	17,197	17,522	18,040	17,547	17,437
Basic earnings per share
Income before class action settlement costs	$ 0.44	$ 0.34	$ 1.69	$ 1.08	$ 1.35	$ 1.09
Net income and comprehensive income	0.44	0.34	1.56	0.82	1.22	0.82
Diluted earnings per share
Income before class action settlement costs	0.42	0.33	1.63	1.07	1.31	1.09
Net income and comprehensive income	$ 0.42	$ 0.33	$ 1.51	$ 0.81	$ 1.18	$ 0.81
Consolidated Balance Sheet Information
Working capital	$ 15,282	$ 8,112	$ 15,282	$ 9,667	$ 15,282	$ 8,112
Total assets	115,045	87,551	115,045	83,796	115,045	87,551
Total long-term liabilities	9,882	3,423	9,882	2,959	9,882	3,423
Total liabilities	31,690	20,841	31,690	17,944	31,690	20,841
Shareholders' equity	$ 83,355	$ 66,710	$ 83,355	$ 65,852	$ 83,355	$ 66,710
*EBITA - earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets
EBITA Reconciliation

(thousands of dollars)	2010 (Fifteen Months)						2009 (Twelve Months)
	Q5	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1

Consolidated Results
Net income and comprehensive income	$7,682	$5,476	$2,199	$5,467	$5,640	$26,464	$1,232	$3,067	$4,292	$6,056
Interest	51	44	29	29	27	180	41	12	10	14
Income tax	1,561	2,676	1,190	2,822	3,048	11,297	700	1,618	1,316	3,237
Stock-based compensation	260	247	205	204	182	1,098	174	240	264	298
Amortization of capital and intangible assets	1,578	1,882	1,652	2,121	1,828	9,061	1,744	1,523	1,421	1,324
EBITA	$11,132	$10,325	$5,275	$10,643	$10,725	$48,100	$3,891	$6,460	$7,303	$10,929
EBITA adjusted for class action settlements	$11,132	$10,425	$7,990	$10,743	$10,725	$51,015	$8,891	$6,460	$9,213	$10,929
This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "believes" or variations of such words and phrases. Forward-looking information contains statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking statements in connection with the Cash Store Financial's goals and strategic priorities, introduction of products and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form dated November 24, 2010, under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions that are applied by us in making forward-looking statements including without limitation factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, and demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:
on Cash Store Financial, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118

or

Nancy L. Bland, Chief Financial Officer, (780) 732-5683

CO: The Cash Store Financial Services Inc.

CNW 19:25e 24-NOV-10